

SECURITIES 07003254 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
FEB 27 2007
186

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK W KEENE/ROBERT P JOHNSON 651—227—7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & COMPANY P.L.L.P
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 5 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK W KEENE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature


JANET L. SHULTZABARGER
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 01/31/2010

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital. (3)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (1)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (1)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)
- ☒ (o) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.

(2) Exemption Under Rule 15c 3-3 (k) (2) (b).

(3) There Were No Reconciling Items Between The Audited Computation Of Net Capital And The Corresponding Unaudited Focus Report.



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AEI Securities, Inc.

We have audited the accompanying statement of financial condition of AEI Securities, Inc. as of December 31, 2006 and 2005 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 20, 2007

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AEI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31

ASSETS

	2006	2005
ASSETS:		
Cash	$ 388,609	$ 293,356
Receivable from Related Companies	2,288	13,156
Prepaid Insurance	2,286	3,810
Total Assets	$ 393,183	$ 310,322

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES:		
Commissions Payable	$ 187,690	$ 115,844
Payable to Related Companies	16,264	0
Total Current Liabilities	203,954	115,844
STOCKHOLDER'S EQUITY:		
Common Stock, no par value, 2,500 shares authorized and issued	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	139,229	144,478
Total Stockholder's Equity	189,229	194,478
Total Liabilities and Stockholder's Equity	$ 393,183	$ 310,322

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

OPERATIONS

	2006	2005
REVENUES:		
Commissions	$ 2,740,743	$ 2,298,748
Wholesaling Expense Reimbursements	116,566	0
Interest	11,809	5,888
Total Revenues	2,869,118	2,304,636
EXPENSES:		
Commissions Reallowed	2,462,938	1,901,842
Wholesaling	404,374	0
General and Administrative	7,055	17,422
Total Expenses	2,874,367	1,919,264
NET INCOME (LOSS)	(5,249)	385,372

RETAINED EARNINGS

	2006	2005
BALANCE, beginning of year	144,478	159,106
DISTRIBUTIONS	0	(400,000)
BALANCE, end of year	$ 139,229	$ 144,478

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (5,249)	$ 385,372
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Receivable from Related Companies	10,868	(4,074)
(Increase) Decrease in Prepaid Insurance	1,524	(3,054)
Increase in Commission Payable	71,846	41,408
Increase in Payable to Related Companies	16,264	0
Total Adjustments	100,502	34,280
Net Cash Provided By Operating Activities	95,253	419,652
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	0	(400,000)
NET INCREASE IN CASH	95,253	19,652
CASH, beginning of year	293,356	273,704
CASH, end of year	$ 388,609	$ 293,356

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. (Company) is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. The Company operates as a wholly owned subsidiary of AEI Capital Corporation (ACC). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

The Company's major source of income is commissions earned on the sale of units in limited partnerships and limited liability companies which have been organized by Mr. Johnson and affiliated entities. Revenue is recognized when the minimum number of units have been accepted under the respective agreements.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Concentrations of Credit Risk

The Company's cash is deposited primarily in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company is reimbursed for certain general and administrative costs by limited partnerships and limited liability companies whose offering was underwritten by the Company. In 2006 and 2005, these reimbursements totaled $41,030 and $14,778, respectively. These costs consisted of license fees, broker bond insurance, NASD filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker/dealer with the NASD.

The Company and AEI Fund Management XXI, Inc. (AFM), an affiliated corporation, entered into an expense agreement whereby the Company is reimbursed by AFM for wholesaling expenses incurred in the offering of units in a limited liability company of which AFM is the managing member. The agreement provides for reimbursements based on the overall profitability of the offering to the Company. In 2006, these reimbursements totaled $116,566.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness. As of December 31, 2006 and December 31, 2005, the Company had net capital of $184,655 and $177,512, respectively, which exceeded the required net capital by $171,059 and $169,790, respectively. Its ratio of aggregate indebtedness to net capital was 1.10 to 1 and .65 to 1, respectively.

SCHEDULE I

AEI SECURITIES, INC.
COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO ADJUSTED NET CAPITAL (Rule 15c3-1)
DECEMBER 31, 2006

Total Assets	$ 393,183
Less – Aggregate Indebtedness	203,954
Unadjusted Capital	189,229
Adjustments:	
Receivable from Related Companies	(2,288)
Prepaid Insurance	(2,286)
Adjusted Net Capital	$ 184,655
Ratio of Aggregate Indebtedness to Adjusted Net Capital	1.10:1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There were no material inadequacies found to exist or to have existed since the previous audit.

See Report of Independent Registered Public Accounting Firm


Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities



February 20, 2007

Board of Directors
AEI Securities, Inc.
St. Paul, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of AEI Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealer Regulations, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co., PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 20, 2007

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: AEI SECURITIES, INC. [0013]

SEC File Number: 8- 16750 [0014]

Address of Principal Place of Business: 1300 WELLS FARGO PLACE [0020]

ST. PAUL [0021] MN [0022] 55101-4901 [0023]

Firm ID: 6158 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PATRICK KEENE, CFO [0030] Phone: 651-227-7333 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	388,609 [0200]		388,609 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	2,288 [0600]	2,288 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. ***Debt securities***	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities**			

[0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	2,286 [0735]	2,286 [0930]
12. **TOTAL ASSETS**	388,609 [0540]	4,574 [0740]	393,183 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	187,690 [1115]	[1305]	187,690 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	16,264 [1205]	[1385]	16,264 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity subordination (15c3-1(d)) of**			

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	203,954 [1230]	0 [1450]	203,954 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	12,500 [1792]
C. Additional paid-in capital	37,500 [1793]
D. Retained earnings	139,229 [1794]
E. Total	189,229 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	189,229 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	393,183 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**		[3939]
d.	**Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups	1,232,141	[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	-20,584	[3995]
9.	Total revenue	1,211,557	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers	1,156,599	[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	72,939	[4100]
16.	Total expenses	1,229,538	[4200]

NET INCOME

Item	Description	Amount	Code
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-17,981	[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-17,981 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	3,512 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		189,229 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		189,229 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		189,229 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	4,574 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-4,574 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		184,655 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	
	3. **Options**	[3730]	

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

	0 [3736]	0 [3740]
10. Net Capital		184,655 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	13,596 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	13,596 [3760]
14. Excess net capital (line 10 less 13)	171,059 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	164,259 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 203,954 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other *unrecorded* amounts (List)**

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

	0 [3820]	0 [3830]
19. Total aggregate indebtedness		203,954 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 110 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		207,210 [4240]
	A. Net income (loss)		-17,981 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		189,229 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END